UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

REQUIRED INFORMATION

Financial statements and schedules for the Lincoln National Life Insurance Company Agents’ Savings And Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Financial Statements and Supplemental Schedule

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

December 31, 2006 and 2005 and for three years ended December 31, 2006, 2005, and 2004
With Report of Independent Registered Public Accounting Firm

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005 and for three years ended December 31, 2006, 2005, and 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	22

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Philadelphia, Pennsylvania
March 26, 2007

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2006	2005
Assets
Investments:
Common stock – Lincoln National Corporation
(cost: 2006 – $35,751,944; 2005 – $37,144,896)	$59,554,426	$53,923,715
Wells Fargo Bank Short-Term Investment Account	1,748,430	800,619
Pooled separate accounts – The Lincoln National
Life Insurance Company Separate Accounts
(cost: 2006 – $87,337,123; 2005 – $76,485,949)	126,882,016	108,129,318
Investment contracts – The Lincoln National
Life Insurance Company	16,312,170	14,904,972
Participant loans	4,010,852	3,965,728
Total Investments	208,507,894	181,724,352

Accrued interest receivable	58,106	53,592
Cash	740,328	–
Due from broker	–	48,464
Contributions receivable from participant deferrals	12,646	–
Contributions receivable from Employer companies	–	964,322
Total assets	209,318,974	182,790,730

Liabilities
Due to broker	21,546	–
Total liabilities	21,546	–
Net assets available for plan benefits	$209,297,428	$182,790,730

See accompanying notes.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2006	2005	2004
Investment income:
Cash dividends – Lincoln National Corporation	$1,431,425	$1,637,253	$1,819,776
Interest:
The Lincoln National Life	681,676	690,088	748,249
Insurance Company Separate Accounts
Other	225,353	236,082	250,743
	907,029	926,170	998,992
	2,338,454	2,563,423	2,818,768
Net realized gain on sale
and distributions of investments:
Lincoln National Corporation
common stock	5,504,007	5,362,745	4,070,037
The Lincoln National Life Insurance
Company Separate Accounts	5,920,004	3,712,858	1,652,409
	11,424,011	9,075,603	5,722,446

Net change in unrealized	14,925,196	5,961,900	12,363,106
appreciation of investments
Contributions:
Participants	7,889,483	7,297,381	7,452,877
Employer companies	1,960,209	3,068,581	5,199,336
	9,849,692	10,365,962	12,652,213

Transfers (to) from affiliated plans	(204,186)	593,910	3,588,680
Deposit from Jefferson-Pilot 401(k) Plan	14,357,318	–	–
Distributions to participants	(26,009,979)	(29,711,933)	(14,994,001)
Administrative expenses	(173,808)	(168,180)	(128,210)

Net increase (decrease) in net
assets available for plan benefits	26,506,698	(1,319,315)	22,023,002
Net assets available for plan benefits
at beginning of the year	182,790,730	184,110,045	162,087,043
Net assets available for plan benefits
at end of the year	$209,297,428	$182,790,730	$184,110,045

See accompanying notes.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements

1. Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in Lincoln National Corporation ("LNC") common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts estimated by The Lincoln National Life Insurance Company ("Lincoln Life") is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by Lincoln Life. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan's financial statements as interest rates are adjusted to market quarterly. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible full-time agents of Lincoln Life, Lincoln Financial Advisors Corporation, Jefferson Pilot Life Insurance Company, and Lincoln Life & Annuity Company of New York ("Employers"). Effective April 1, 2006, LNC acquired Jefferson-Pilot Financial Corporation. Jefferson-Pilot sponsored a 401(k) plan for their eligible agents. Effective June 1, 2006 a plan amendment granted eligibility to the Plan to the legacy Jefferson-Pilot agents. In addition, on May 31, 2006, formal approval was obtained for the transfer to this Plan of assets from the accounts of those agents in the legacy Jefferson-Pilot 401(k) plan. This increased the net assets of the Plan by $14.4 million. Effective June 1, 2006, a participant may make pre-tax contributions at a rate of at least 1% but not more than 50% (25% maximum for January 1, 2004 through May 31, 2006) of eligible earnings (9% for highly compensated employees, as defined in the Plan), up to a maximum annual amount as determined under applicable law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

In addition to each participant’s pre-tax contributions, Employer matching contributions are provided to the Plan. The employer matching contribution for eligible participants, other than former Jefferson-Pilot agents, is equal to 50% of each participant’s pre-tax contributions, not to exceed 6% of eligible earnings per pay period. The matching contribution for eligible former Jefferson-Pilot agents is equal to 10% of each participant’s pre-tax contribution, not to exceed 6% of eligible compensation. These matching contributions are directed by the participant. In addition, the employer may contribute an additional discretionary match. The discretionary match is an amount determined by the sole discretion of the LNC Board of Directors. To be eligible, the participant must be employed on the last day of the plan year or have died, retired or become disabled during the year. The amount of the discretionary matching contribution varies according to whether Lincoln Financial Advisors Corporation has met certain performance-based criteria, as determined by the compensation committee of LNC's Board of Directors.

Participants' contributions and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Participants direct the Plan to invest their contributions and the basic Employer matching contributions in any combination of the investment options offered under the Plan. Discretionary matching contributions for the 2005 plan year, deposited in 2006, were initially invested in the LNC Common Stock Account. Participants can immediately direct the investment of the discretionary Employer matching contributions to other investment options.

The Employer has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Upon termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in cases of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account ("IRA") or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Employer contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Employer contributions.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of assets held for investment:

	December 31, 2006				December 31, 2005
	Number of	Net Asset			Number of	Net Asset
	Shares, Units	Value	Fair		Shares, Units	Value	Fair
	or Par Value	Per Unit	Value		or Par Value	Per Unit	Value
Fair Values
Common stock – LNC**	896,904	66.400	$59,554,426	*	1,016,853	53.030	$53,923,715	*
Pooled separate account investment
contracts underwritten by Lincoln Life:
Core Equity Account	675,925.619	16.597	11,218,540	*	824,597.484	14.835	12,233,234	*
Medium Capitalization Equity Account	637,440.864	15.038	9,586,154		734,938.419	13.760	10,112,973	*
Short-Term Account	2,474,519.389	3.950	9,774,599		2,149,801.047	3.777	8,120,658
Government/ Corporate Bond Account	478,163.909	9.428	4,508,225		354,494.503	8.943	3,170,138
Large Capitalization Equity Account	845,211.812	9.783	8,268,538		1,115,245.939	9.543	10,643,015	*
Balanced Account	329,975.428	8.897	2,935,692		339,718.660	8.129	2,761,505
High Yield Bond Account	861,514.961	4.386	3,778,949		842,271.585	3.932	3,312,065
Small Capitalization Equity Account	1,004,016.412	8.930	8,966,268		1,178,821.391	8.329	9,818,639	*
Value Equity Account	2,106,200.926	3.048	6,418,858		2,108,301.523	2.572	5,422,130
International Equity Account	1,078,128.890	12.018	12,957,276	*	1,098,341.429	9.766	10,726,842	*
Conservative Balanced Account	327,871.900	2.388	783,056		349,127.833	2.200	768,116
Aggressive Balanced Account	494,596.549	2.815	1,392,190		389,545.026	2.539	989,016
Delaware Growth and Income Account	2,315,835.708	2.205	5,106,881		1,156,905.944	1.785	2,065,540
Scudder VIT Equity 500 Index Account	4,198,242.064	1.208	5,071,896		3,616,416.234	1.049	3,793,259
Fidelity VIP Contrafund	6,248,064.787	1.625	10,151,855		5,256,435.601	1.458	7,665,460
Neuberger-Berman AMT Regency Account	1,777,817.112	1.771	3,148,514		2,056,425.337	1.596	3,281,027
Social Awareness Account	1,514,969.167	1.329	2,014,000		1,563,453.979	1.187	1,856,133
American Funds Insurance Series Global Growth	4,481,783.250	1.270	5,693,657		3,412,657.312	1.062	3,624,242
Neuberger-Berman Mid-Cap Growth Account	3,099,565.265	1.391	4,312,735		2,471,345.139	1.215	3,002,684
Scudder VIT Small Cap Index Account	1,970,608.242	1.901	3,746,520		1,621,173.104	1.621	2,627,273
Janus Aspen Growth Account	–	–	–		27,422.947	9.792	268,526
Fidelity VIP Overseas Account	–	–	–		128,967.468	14.475	1,866,843
BlackRock Legacy Account	289,661.157	1.607	465,485		–	–	–
American Funds International Account	348,696.154	18.876	6,582,128		–	–	–
Total pooled separate accounts			126,882,016				108,129,318

Contract Value
Investment contracts
underwritten by Lincoln Life	16,312,170		16,312,170	*	14,904,972		14,904,972	*

Estimated Value
Wells Fargo Bank short-term
investment account	1,748,430		1,748,430		800,619		800,619
Participants loans	4,010,852		4,010,852		3,965,728		3,965,728
Total investments			$208,507,894				$181,724,352

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.
** Indicates party in interest to the Plan.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Net realized gain on sale and distribution of investments is summarized as follows:

	Year Ended December 31
	2006	2005	2004
Common stock
Proceeds from disposition of stock	$12,038,077	$14,876,314	$11,566,749
Cost of stock disposed	6,534,070	9,513,569	7,496,712
Net realized gain on sale and distribution
of common stock	$5,504,007	$5,362,745	$4,070,037

Pooled separate accounts
Proceeds from disposition of units	$43,764,916	$33,710,587	$29,304,850
Cost of units disposed	37,844,912	29,997,729	27,652,441
Net realized gain on sale and distribution
of pooled separate accounts	$5,920,004	$3,712,858	$1,652,409

The net change in unrealized appreciation of investments in total and by investment classification as determined by fair value is summarized as follows:

	Year Ended December 31
	2006	2005	2004
Fair value in excess of cost:
At beginning of the year	$48,422,185	$42,460,285	$30,097,179
At end of the year	63,347,381	48,422,185	42,460,285
Change in net unrealized appreciation of investments	$14,925,196	$5,961,900	$12,363,106

Common stock	$7,023,661	$1,635,194	$4,108,565
Pooled separate accounts	7,901,535	4,326,706	8,254,541
Change in net unrealized appreciation of investments	$14,925,196	$5,961,900	$12,363,106

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 4.0% in all three years. The credited interest rates for new contributions, which approximate the current market rate, were 4.0% at both December 31, 2006 and 2005. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 4.0% at both December 31, 2006 and 2005, and were determined based upon the performance of Lincoln Life’s general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 3.5%. The guarantee is based on Lincoln Life’s ability to meet its financial obligations from the general assets of Lincoln Life. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option (described below) is as follows:

Investment Options
December 31, 2006	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$59,554,426	$59,554,426	$–	$–	$–	$–	$–
Short-term investment fund	1,748,430	1,748,430	–	–	–	–	–
Pooled separate accounts	126,882,016	–	–	11,218,540	9,586,154	9,774,599	4,508,225
Investment contracts	16,312,170	–	16,312,170	–	–	–	–
Participant loans	4,010,852	–	–	–	–	–	–
Total investments	208,507,894	61,302,856	16,312,170	11,218,540	9,586,154	9,774,599	4,508,225

Accrued interest receivable	58,106	6,410	51,123	–	–	–	–
Cash	740,328	(12,604)	752,932	–	–	–	–
Due from broker	–	–	–	–	–	–	–
Contributions receivable from participant deferrals	12,646	12,646	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–	–	–
Net assets	209,318,974	61,309,308	17,116,225	11,218,540	9,586,154	9,774,599	4,508,225

Liabilities
Due to broker	21,546	–	204	932	398	2,661	105
Total liabilities	21,546	–	204	932	398	2,661	105
Net assets available for plan benefits	$209,297,428	$61,309,308	$17,116,021	$11,217,608	$9,585,756	$9,771,938	$4,508,120
Number of participants selecting investment options		1,518	402	623	513	557	372

Investment Options
December 31, 2006	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	8,268,538	2,935,692	3,778,949	8,966,268	6,418,858	12,957,276	783,056
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	8,268,538	2,935,692	3,778,949	8,966,268	6,418,858	12,957,276	783,056

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Due from broker
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–	–	–
Net assets	8,268,538	2,935,692	3,778,949	8,966,268	6,418,858	12,957,276	783,056

Liabilities
Due to broker	665	913	7	584	713	425	29
Total liabilities	665	913	7	584	713	425	29
Net assets available for plan benefits	$8,267,873	$2,934,779	$3,778,942	$8,965,684	$6,418,145	$12,956,851	$783,027
Number of participants selecting investment options	528	183	371	622	411	703	49

Investment Options
December 31, 2006	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	1,392,190	5,106,881	5,071,896	10,151,855	3,148,514	2,014,000	5,693,657
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	1,392,190	5,106,881	5,071,896	10,151,855	3,148,514	2,014,000	5,693,657

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Due from broker	–	–	–	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–	–	–
Net assets	1,392,190	5,106,881	5,071,896	10,151,855	3,148,514	2,014,000	5,693,657

Liabilities
Due to broker	88	1,145	841	1,668	394	33	2,927
Total liabilities	88	1,145	841	1,668	394	33	2,927
Net assets available for plan benefits	$1,392,102	$5,105,736	$5,071,055	$10,150,187	$3,148,120	$2,013,967	$5,690,730
Number of participants selecting investment options	143	487	295	667	268	136	396

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
December 31, 2006	21	22	25	26	Loans
Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–
Pooled separate accounts	4,312,735	3,746,520	465,485	6,582,128	–
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	4,010,852
Total investments	4,312,735	3,746,520	465,485	6,582,128	4,010,852

Accrued interest receivable	–	–	–	–	573
Cash	–	–	–	–	–
Due from broker	–	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–
Net assets available for plan benefits	4,312,735	3,746,520	465,485	6,582,128	4,011,425

Liabilities
Due to broker	944	1,104	922	3,844	–
Total liabilities	944	1,104	922	3,844	–
Net assets available for plan benefits	$4,311,791	$3,745,416	$464,563	$6,578,284	$4,011,425
Number of participants selecting investment options	505	416	55	568	228

Note: Investment options 23 and 24 had a zero balance as of 12/31/06 and are not shown.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$53,923,715	$53,923,715	$–	$–	$–	$–	$–
Short-term investment account	800,619	800,619	–	–	–	–	–
Pooled separate accounts	108,129,318	–	–	12,233,234	10,112,973	8,120,658	3,170,138
Investment contracts	14,904,972	–	14,904,972	–	–	–	–
Participant loans	3,965,728	–	–	–	–	–	–
Total investments	181,724,352	54,724,334	14,904,972	12,233,234	10,112,973	8,120,658	3,170,138

Accrued interest receivable	53,592	5,147	48,445	–	–	–	–
Due from (to) broker	48,464	–	22,523	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Employer companies	964,322	964,322	–	–	–	–	–
Net assets available for plan benefits	$182,790,730	$55,693,803	$14,975,940	$12,233,234	$10,112,973	$8,120,658	$3,170,138
Number of participants selecting investment options		1,293	317	551	597	200	242

Investment Options
December 31, 2005	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	10,643,015	2,761,505	3,312,065	9,818,639	5,422,130	10,726,842	768,116
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	10,643,015	2,761,505	3,312,065	9,818,639	5,422,130	10,726,842	768,116

Accrued interest receivable	–	–	–	–	–	–	–
Due from (to) broker	2,192	1,978	(117,764)	3,652	4,026	45,372	–
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–	–	–
Net assets available for plan benefits	$10,645,207	$2,763,483	$3,194,301	$9,822,291	$5,426,156	$10,772,214	$768,116
Number of participants selecting investment options	641	200	356	697	455	742	55

Investment Options
December 31, 2005	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	989,016	2,065,540	3,793,259	7,665,460	3,281,027	1,856,133	3,624,242
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	989,016	2,065,540	3,793,259	7,665,460	3,281,027	1,856,133	3,624,242

Accrued interest receivable	–	–	–	–	–	–	–
Due from (to) broker	–	–	–	38,037	1,826	813	7,893
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–	–	–
Net assets available for plan benefits	$989,016	$2,065,540	$3,793,259	$7,703,497	$3,282,853	$1,856,946	$3,632,135
Number of participants selecting investment options	122	245	200	466	292	134	320

Investment Options
December 31, 2005	21	22	23	24	Loans
Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–
Pooled separate accounts	3,002,684	2,627,273	268,526	1,866,843
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	3,965,728
Total investments	3,002,684	2,627,273	268,526	1,866,843	3,965,728

Accrued interest receivable	–	–	–	–	–
Due from (to) broker	–	–	802	37,114	–
Contributions receivable from participant deferrals	–	–	–	–	–
Contributions receivable from Employer companies	–	–	–	–	–
Net assets available for plan benefits	$3,002,684	$2,627,273	$269,328	$1,903,957	$3,965,728
Number of participants selecting investment options	323	306	38	212	215

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2006	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,431,425	$1,431,425	$–	$–	$–	$–	$–
Interest	907,029	75,944	605,734	–	–	–	–
Total investment income	2,338,454	1,507,369	605,734	–	–	–	–
Net realized gain on sale and
distribution of investments:
Common stock	5,504,007	5,504,007	–	–	–	–	–
Pooled separate accounts	5,920,004	–	–	842,833	416,271	293,803	45,228
Total net realized gains	11,424,011	5,504,007	–	842,833	416,271	293,803	45,228
Net change in unrealized
appreciation of investments	14,925,196	7,023,661	–	562,705	431,374	144,500	215,027
Contributions:
Participant	7,889,483	892,220	219,516	534,884	444,349	156,018	190,879
Employer companies	1,960,209	167,578	62,897	147,672	127,649	45,235	39,260
Total contributions	9,849,692	1,059,798	282,413	682,556	571,998	201,253	230,139
Transfers (to) from affiliated plans	(204,186)	40,455	(80,699)	(67,104)	(15,423)	19,074	(34,410)
Deposit from Jefferson-Pilot 401(k) Plan	14,357,318	4,303,193	1,069,761	813,773	30,436	1,810,678	492,367
Distributions to participants	(26,009,979)	(7,847,021)	(964,315)	(1,479,911)	(910,747)	(2,990,725)	(329,267)
Administrative expenses	(173,808)	(35,074)	(9,740)	(7,555)	(6,643)	(59,632)	(2,117)
Net transfers	–	(5,940,883)	1,236,927	(2,362,923)	(1,044,483)	2,232,329	721,015
Net increase (decrease) in net
assets available for plan benefits	26,506,698	5,615,505	2,140,081	(1,015,626)	(527,217)	1,651,280	1,337,982
Net assets available for plan
benefits at beginning of the year	182,790,730	55,693,803	14,975,940	12,233,234	10,112,973	8,120,658	3,170,138
Net assets available for plan
benefits at end of the year	$209,297,428	$61,309,308	$17,116,021	$11,217,608	$9,585,756	$9,771,938	$4,508,120

Investment Options
December 31, 2006	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	(1)	–	–	(1)	–	–	–
Total investment income	(1)	–	–	(1)	–	–	–
Net realized gain on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	256,005	81,440	181,716	609,894	193,896	893,187	26,701
Total net realized gains	256,005	81,440	181,716	609,894	193,896	893,187	26,701
Net change in unrealized
appreciation of investments	(71,963)	172,802	191,493	13,347	782,905	1,563,299	34,529
Contributions:
Participant	538,206	193,039	229,529	536,012	380,805	715,945	33,347
Employer companies	171,749	50,772	56,584	143,170	107,499	182,614	9,907
Total contributions	709,955	243,811	286,113	679,182	488,304	898,559	43,254
Transfers (to) from affiliated plans	(52,313)	(4,143)	3,480	7,320	(10,103)	35,229	1,020
Deposit from Jefferson-Pilot 401(k) Plan	5,932	24,752	15,909	32,510	34,191	51,862	14,266
Distributions to participants	(1,295,769)	(252,933)	(432,917)	(1,022,299)	(489,132)	(1,279,486)	(11,458)
Administrative expenses	(6,458)	(1,926)	(2,201)	(6,555)	(3,642)	(7,628)	(601)
Net transfers	(1,922,722)	(92,507)	341,048	(1,170,005)	(4,430)	29,615	(92,800)
Net increase (decrease) in net
assets available for plan benefits	(2,377,334)	171,296	584,641	(856,607)	991,989	2,184,637	14,911
Net assets available for plan
benefits at beginning of the year	10,645,207	2,763,483	3,194,301	9,822,291	5,426,156	10,772,214	768,116
Net assets available for plan
benefits at end of the year	$8,267,873	$2,934,779	$3,778,942	$8,965,684	$6,418,145	$12,956,851	$783,027

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2006	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	42,775	129,297	157,697	513,922	287,530	118,389	208,894
Total net realized gains	42,775	129,297	157,697	513,922	287,530	118,389	208,894
Net change in unrealized
appreciation of investments	94,353	643,058	544,507	589,751	53,486	96,001	655,306
Contributions:
Participant	137,628	267,527	270,109	661,729	201,773	110,703	364,104
Employer companies	39,834	60,562	51,132	161,104	57,863	22,939	78,005
Total contributions	177,462	328,089	321,241	822,833	259,636	133,642	442,109
Transfers (to) from affiliated plans	3,894	(5,365)	1,588	36,396	(36,824)	(8,716)	(24,011)
Deposit from Jefferson-Pilot 401(k) Plan	48,126	1,132,174	637,563	962,462	44,622	4,590	90,693
Distributions to participants	(178,780)	(541,825)	(282,709)	(1,597,150)	(653,613)	(310,567)	(681,560)
Administrative expenses	(757)	(1,872)	(2,718)	(5,732)	(2,096)	(1,220)	(2,911)
Net transfers	216,013	1,356,640	(99,373)	1,124,208	(87,474)	124,902	1,370,075
Net increase (decrease) in net
assets available for plan benefits	403,086	3,040,196	1,277,796	2,446,690	(134,733)	157,021	2,058,595
Net assets available for plan
benefits at beginning of the year	989,016	2,065,540	3,793,259	7,703,497	3,282,853	1,856,946	3,632,135
Net assets available for plan
benefits at end of the year	$1,392,102	$5,105,736	$5,071,055	$10,150,187	$3,148,120	$2,013,967	$5,690,730

Investment Options
December 31, 2006	21	22	23	24	25	26	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	225,353
Total investment income	–	–	–	–	–	–	225,353
Net realized gain on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	234,335	209,810	10,799	47,687	4,854	113,041	–
Total net realized gains	234,335	209,810	10,799	47,687	4,854	113,041	–
Net change in unrealized
appreciation of investments	312,430	322,834	(28,056)	(312,226)	29,581	860,492	–
Contributions:
Participant	253,827	275,516	3,465	30,702	11,262	236,389	–
Employer companies	59,929	56,075	938	8,124	2,443	48,675	–
Total contributions	313,756	331,591	4,403	38,826	13,705	285,064	–
Transfers (to) from affiliated plans	(4,642)	(55,583)	59	112	937	45,586	–
Deposit from Jefferson-Pilot 401(k) Plan	883,394	515,760	–	–	20,185	865,891	452,228
Distributions to participants	(628,815)	(386,056)	(604)	(222,058)	(69,635)	(518,743)	(631,884)
Administrative expenses	(2,324)	(1,872)	(71)	(747)	(149)	(1,567)	–
Net transfers	200,973	181,659	(255,858)	(1,455,551)	465,085	4,928,520	–
Net increase (decrease) in net
assets available for plan benefits	1,309,107	1,118,143	(269,328)	(1,903,957)	464,563	6,578,284	45,697
Net assets available for plan
benefits at beginning of the year	3,002,684	2,627,273	269,328	1,903,957	–	–	3,965,728
Net assets available for plan
benefits at end of the year	$4,311,791	$3,745,416	$–	$–	$464,563	$6,578,284	$4,011,425

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,637,253	$1,637,253	$–	$–	$–	$–	$–
Interest	926,170	42,239	647,849	–	–	–	–
Total investment income	2,563,423	1,679,492	647,849	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	5,362,745	5,362,745	–	–	–	–	–
Pooled separate accounts	3,712,858	–	–	514,050	197,691	88,332	95,153
Total net realized gains (losses)	9,075,603	5,362,745	–	514,050	197,691	88,332	95,153
Net change in unrealized appreciation
(depreciation) of investments	5,961,900	1,635,194	–	77,193	700,898	133,138	(24,307)
Contributions:
Participant	7,297,381	859,454	270,526	612,107	479,192	199,702	152,453
Employer companies	3,068,581	1,150,018	85,980	186,798	155,517	53,989	41,201
Total contributions	10,365,962	2,009,472	356,506	798,905	634,709	253,691	193,654
Transfers (to) from affiliated plans	593,910	217,401	(743,178)	132,721	163,042	182,088	59,014
Distributions to participants	(29,711,933)	(7,879,541)	(4,457,185)	(2,198,565)	(1,267,810)	(2,321,490)	(298,239)
Administrative expenses	(168,180)	(36,944)	(10,716)	(8,525)	(6,746)	(57,406)	(1,926)
Net transfers	–	(10,092,131)	1,525,542	(655,420)	(837,995)	3,588,467	566,039
Net increase (decrease) in net
assets available for plan benefits	(1,319,315)	(7,104,312)	(2,681,182)	(1,339,641)	(416,211)	1,866,820	589,388
Net assets available for plan
benefits at beginning of the year	184,110,045	62,798,115	17,657,122	13,572,875	10,529,184	6,253,838	2,580,750
Net assets available for plan
benefits at end of the year	$182,790,730	$55,693,803	$14,975,940	$12,233,234	$10,112,973	$8,120,658	$3,170,138

Investment Options
December 31, 2005	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	(44,606)	43,149	152,770	453,756	262,800	644,155	26,505
Total net realized gains (losses)	(44,606)	43,149	152,770	453,756	262,800	644,155	26,505
Net change in unrealized appreciation
(depreciation) of investments	1,351,784	100,270	(39,709)	(44,275)	34,382	540,865	(2,420)
Contributions:
Participant	625,193	199,116	193,078	589,557	425,804	630,715	46,819
Employer companies	206,728	57,264	52,986	176,482	130,489	186,837	14,330
Total contributions	831,921	256,380	246,064	766,039	556,293	817,552	61,149
Transfers (to) from affiliated plans	206,411	(1,872)	15,440	99,710	(18,544)	94,767	–
Distributions to participants	(1,204,026)	(286,433)	(496,943)	(1,158,782)	(1,034,061)	(1,465,613)	(171,537)
Administrative expenses	(6,582)	(1,529)	(1,952)	(6,865)	(4,036)	(6,781)	(363)
Net transfers	(522,226)	646,554	597,664	(1,464,873)	(452,759)	797,149	362,780
Net increase (decrease) in net
assets available for plan benefits	612,676	756,519	473,334	(1,355,290)	(655,925)	1,422,094	276,114
Net assets available for plan
benefits at beginning of the year	10,032,531	2,006,964	2,720,967	11,177,581	6,082,081	9,350,120	492,002
Net assets available for plan
benefits at end of the year	$10,645,207	$2,763,483	$3,194,301	$9,822,291	$5,426,156	$10,772,214	$768,116

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	32,158	101,874	181,527	373,408	165,181	58,926	22,319
Total net realized gains (losses)	32,158	101,874	181,527	373,408	165,181	58,926	22,319
Net change in unrealized appreciation
(depreciation) of investments	28,796	4,754	(34,315)	599,476	167,744	107,488	332,675
Contributions:
Participant	117,921	217,327	207,077	444,807	192,202	70,734	245,289
Employer companies	33,191	61,604	55,301	129,854	55,788	18,686	70,640
Total contributions	151,112	278,931	262,378	574,661	247,990	89,420	315,929
Transfers (to) from affiliated plans	541	(135,884)	181,772	54,920	22,478	7,463	19,999
Distributions to participants	(179,329)	(393,704)	(517,067)	(1,589,320)	(441,613)	(245,708)	(420,056)
Administrative expenses	(637)	(1,278)	(2,622)	(3,996)	(1,962)	(982)	(2,019)
Net transfers	56,769	651,375	(445,191)	2,324,849	549,518	451,607	626,118
Net increase (decrease) in net
assets available for plan benefits	89,410	506,068	(373,518)	2,333,998	709,336	468,214	894,965
Net assets available for plan
benefits at beginning of the year	899,606	1,559,472	4,166,777	5,369,499	2,573,517	1,388,732	2,737,170
Net assets available for plan
benefits at end of the year	$989,016	$2,065,540	$3,793,259	$7,703,497	$3,282,853	$1,856,946	$3,632,135

Investment Options
December 31, 2005	21	22	23	24	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	236,082
Total investment income	–	–	–	–	236,082
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–
Pooled separate accounts	87,659	176,798	12,781	66,472	–
Total net realized gains (losses)	87,659	176,798	12,781	66,472	–
Net change in unrealized appreciation
(depreciation) of investments	229,555	(114,432)	(7,020)	184,166	–
Contributions:
Participant	209,420	202,110	19,306	87,472	–
Employer companies	63,421	53,310	4,350	23,817	–
Total contributions	272,841	255,420	23,656	111,289	–
Transfers (to) from affiliated plans	19,782	12,779	402	2,658	–
Distributions to participants	(308,526)	(468,134)	(110,036)	(376,057)	(422,158)
Administrative expenses	(1,584)	(1,789)	(157)	(783)	–
Net transfers	716,823	(61,965)	38,270	1,033,036	–
Net increase (decrease) in net
assets available for plan benefits	1,016,550	(201,323)	(42,104)	1,020,781	(186,076)
Net assets available for plan
benefits at beginning of the year	1,986,134	2,828,596	311,432	883,176	4,151,804
Net assets available for plan
benefits at end of the year	$3,002,684	$2,627,273	$269,328	$1,903,957	$3,965,728

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,819,776	$1,819,776	$–	$–	$–	$–	$–
Interest	998,992	24,854	723,395	–	–	–	–
Total investment income	2,818,768	1,844,630	723,395	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	4,070,037	4,070,037	–	–	–	–	–
Pooled separate accounts	1,652,409	–	–	203,967	(3,539)	51,005	118,385
Total net realized gains (losses)	5,722,446	4,070,037	–	203,967	(3,539)	51,005	118,385
Net change in unrealized appreciation
(depreciation) of investments	12,363,106	4,108,565	–	1,184,989	1,379,549	1,288	34,359
Contributions:
Participant	7,452,877	748,914	248,869	691,806	602,308	244,033	150,522
Employer companies	5,199,336	3,161,387	85,062	223,592	200,559	64,686	40,739
Total contributions	12,652,213	3,910,301	333,931	915,398	802,867	308,719	191,261
Transfers (to) from affiliated plans	3,588,680	614,533	871,935	296,183	276,040	141,047	76,543
Distributions to participants	(14,994,001)	(5,348,906)	(1,809,653)	(780,660)	(705,912)	(1,789,266)	(289,392)
Administrative expenses	(128,210)	(46,539)	(12,364)	(9,549)	(7,507)	(4,818)	(1,914)
Net transfers	–	(6,687,825)	1,601,822	(339,334)	(686,780)	1,944,681	143,516
Net increase (decrease) in net
assets available for plan benefits	22,023,002	2,464,796	1,709,066	1,470,994	1,054,718	652,656	272,758
Net assets available for plan
benefits at beginning of the year	162,087,043	60,333,320	15,948,055	12,101,881	9,474,466	5,601,182	2,307,992
Net assets available for plan
benefits at end of the year	$184,110,045	$62,798,116	$17,657,121	$13,572,875	$10,529,184	$6,253,838	$2,580,750

Investment Options
December 31, 2004	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	(188,688)	55,178	136,428	305,375	89,484	272,710	18,830
Total net realized gains (losses)	(188,688)	55,178	136,428	305,375	89,484	272,710	18,830
Net change in unrealized appreciation
(depreciation) of investments	431,322	108,514	134,775	1,004,627	502,684	1,267,577	16,777
Contributions:
Participant	805,344	173,788	185,635	741,598	497,130	591,062	36,869
Employer companies	261,466	53,278	55,264	227,043	150,881	182,480	11,905
Total contributions	1,066,810	227,066	240,899	968,641	648,011	773,542	48,774
Transfers (to) from affiliated plans	155,178	1,501	19,033	225,840	158,488	116,473	–
Distributions to participants	(777,277)	(183,498)	(73,459)	(717,672)	(413,380)	(411,164)	(14,303)
Administrative expenses	(7,967)	(1,428)	(1,769)	(8,185)	(4,158)	(5,949)	(367)
Net transfers	(734,508)	250,181	7,135	(509,167)	428,499	630,405	(11,517)
Net increase (decrease) in net
assets available for plan benefits	(55,130)	457,514	463,042	1,269,459	1,409,628	2,643,594	58,194
Net assets available for plan
benefits at beginning of the year	10,087,661	1,549,450	2,257,925	9,908,122	4,672,453	6,706,526	433,808
Net assets available for plan
benefits at end of the year	$10,032,531	$2,006,964	$2,720,967	$11,177,581	$6,082,081	$9,350,120	$492,002

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	15,861	33,241	96,378	84,290	100,306	70,301	(72,288)
Total net realized gains (losses)	15,861	33,241	96,378	84,290	100,306	70,301	(72,288)
Net change in unrealized appreciation
(depreciation) of investments	67,620	113,392	295,717	537,009	315,620	77,919	305,514
Contributions:
Participant	122,416	160,835	229,911	352,392	150,485	63,352	136,142
Employer companies	31,944	45,509	66,604	99,622	42,459	17,056	40,541
Total contributions	154,360	206,344	296,515	452,014	192,944	80,408	176,683
Transfers (to) from affiliated plans	33,405	12,599	234,516	39,198	23,085	5,632	98,166
Distributions to participants	(95,828)	(38,684)	(123,031)	(349,783)	(140,610)	(35,899)	(224,214)
Administrative expenses	(627)	(981)	(2,968)	(3,091)	(1,472)	(934)	(1,312)
Net transfers	140,129	243,550	(156,924)	1,450,616	653,881	123,294	1,111,652
Net increase (decrease) in net
assets available for plan benefits	314,920	569,461	640,203	2,210,253	1,143,754	320,721	1,394,201
Net assets available for plan
benefits at beginning of the year	584,686	990,011	3,526,574	3,159,246	1,429,763	1,068,011	1,342,969
Net assets available for plan
benefits at end of the year	$899,606	$1,559,472	$4,166,777	$5,369,499	$2,573,517	$1,388,732	$2,737,170

Investment Options
December 31, 2004	21	22	23	24	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	250,743
Total investment income	–	–	–	–	250,743
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–
Pooled separate accounts	29,076	147,930	39,823	48,356	–
Total net realized gains (losses)	29,076	147,930	39,823	48,356	–
Net change in unrealized appreciation
(depreciation) of investments	235,544	223,675	(21,832)	37,902	–
Contributions:
Participant	200,906	212,549	27,387	78,624	–
Employer companies	55,631	56,071	6,768	18,789	–
Total contributions	256,537	268,620	34,155	97,413	–
Transfers (to) from affiliated plans	21,996	89,182	53,567	24,540	–
Distributions to participants	(172,305)	(136,161)	(23,429)	(22,550)	(316,965)
Administrative expenses	(1,347)	(2,011)	(346)	(607)	–
Net transfers	174,640	175,250	(122,114)	168,918	–
Net increase (decrease) in net
assets available for plan benefits	544,141	766,485	(40,176)	353,972	(66,222)
Net assets available for plan
benefits at beginning of the year	1,441,993	2,062,111	351,608	529,204	4,218,026
Net assets available for plan
benefits at end of the year	$1,986,134	$2,828,596	$311,432	$883,176	$4,151,804

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option	Description of Investment Option

1	LNC Common Stock Account, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Account until the LNC stock can be purchased.

2	Guaranteed Account, which invests in investment contracts underwritten by Lincoln Life. The account’s balances are backed by the general assets of Lincoln Life.

3	Core Equity Account (SA#11), which seeks to buy large capitalization stocks of well-established companies with the objective of long-term capital appreciation.

4	Medium Capitalization Equity Account (SA#17), which invests in stocks of medium-sized companies with the objective of maximum long-term total return.

5	Short-Term Account (SA#14), which invests in high-quality money market securities with the objective of maximizing interest earnings while maintaining principal.

6	Government/Corporate Bond Account (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.

7	Large Capitalization Equity Account (SA#23), which invests primarily in stocks of large companies that have the potential to grow 50% within 18 months from the date of purchase.

8	Balanced Account (SA#21), which invests in stocks, bonds and money market instruments with the objective to maximize long-term total return with a moderate level of risk.

9	High Yield Bond Account (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate for higher risk.

10	Small Capitalization Equity Account (SA#24), which invests primarily in the stock of new, rapid growth companies.

11	Value Equity Account (SA#28), which invests in large capitalization stocks of conservative companies that are industry leaders.

12	International Equity Account (SA#22), which invests primarily in stocks of non-United States companies.

13	Conservative Balanced Account (SA#30), which invests in stocks, bonds and money market instruments to maximize long-term total earnings with a conservative level of risk.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

14	Aggressive Balanced Account (SA#32), which invests in stocks, bonds and money market instruments to maximize long-term total return with an aggressive level of risk.

15	Delaware Value Account (SA#61), which invests in large capitalization companies that have long-term capital appreciation potential.

16	Scudder VIT Equity 500 Index Account (SA#27), which seeks to replicate the total return of the S&P 500.

17	Fidelity VIP Contrafund (SA#35), which seeks capital appreciation by investing primarily in securities of companies whose value is not fully recognized by the market.

18	Neuberger-Berman AMT Regency Account (SA#38), which seeks capital growth by investing mainly in common stocks of mid-capitalization companies.

19	Social Awareness Account (SA#33), which seeks capital growth and social responsibility by investing in the Lincoln National Social Awareness Portfolio.

20
American Funds New Perspective Account (formerly Global Growth) (SA#34), which invests primarily in common stocks, convertibles, preferred stocks, bonds and cash to provide long-term growth through investments all over the world.

21	Neuberger-Berman AMT Mid-Cap Growth Account (SA#37), which seeks capital appreciation using a growth-oriented investment approach.

22	Scudder VIT Small Cap Index Account, which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.

23	Janus Aspen Growth Account (SA#70), which seeks long-term growth of capital in a manner consistent with the preservation of capital.

24	Fidelity VIP Overseas Account (SA#59), which seeks long-term growth of capital by investing mainly in foreign securities.

25	Blackrock Legacy Account (SA #81), which seeks to provide long-term growth of capital.

26	American Funds Insurance Series International Fund Account (SA #54), which seeks capital appreciation by investing primarily in common stocks of companies outside the United States.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment options 3 through 26 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Tax Implications to Participants

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties in Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $173,808, $168,180 and $128,210 in 2006, 2005 and 2004, respectively.

8. Concentrations of Credit Risks and Marker Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $59,554,426, $126,882,016, and $16,312,170, respectively, at December 31, 2006 (28.5%, 60.6% and 7.8% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the 2006 statement of net assets available for plan benefits to the Form 5500:

Year Ended
December 31
2006

Net assets available for plan benefits per the financial statements	$209,297,428
Amounts allocated to withdrawn participants	(850,631)
Net assets available for plan benefits per the Form 5500	$208,446,797

The following is a reconciliation of distributions to participants per the 2006 statement of changes in net assets available for plan benefits to the Form 5500:

Year Ended
December 31
2006

Distributions to participants per the financial statements	$26,009,979
Amounts allocated on Form 5500 to withdrawn
participants at December 31, 2006	850,631
Distributions to participants per the Form 5500	$26,860,610

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid. There were no pending payments in 2005.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2006

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity Date
Identity of Issuer, Borrower,	Rate of Interest,			Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value

*Common stock account:
Lincoln National Corporation common stock	896,904	shares	**	$ 59,554,426
Wells Fargo Bank Short-Term Investment Account	1,748,430	par value	**	1,748,430
				61,302,856
*Pooled separate accounts –
The Lincoln National Life Insurance
Company Separate Accounts:
Core Equity Account	675,925.619	participation units	**	11,218,540
Medium Capitalization Equity Account	637,440.864	participation units	**	9,586,154
Short-Term Account	2,474,519.389	participation units	**	9,774,599
Government/ Corporate Bond Account	478,163.909	participation units	**	4,508,225
Large Capitalization Equity Account	845,211.812	participation units	**	8,268,538
Balanced Account	329,975.428	participation units	**	2,935,692
High Yield Bond Account	861,514.961	participation units	**	3,778,949
Small Capitalization Equity Account	1,004,016.412	participation units	**	8,966,268
Value Equity Account	2,106,200.926	participation units	**	6,418,858
International Equity Account	1,078,128.890	participation units	**	12,957,276
Conservative Balanced Account	327,871.900	participation units	**	783,056
Aggressive Balanced Account	494,596.549	participation units	**	1,392,190
Delaware Growth and Income Account	2,315,835.708	participation units	**	5,106,881
Scudder VIT Equity 500 Index Account	4,198,242.064	participation units	**	5,071,896
Fidelity VIP Contrafund	6,248,064.787	participation units	**	10,151,855
Neuberger-Berman AMT Regency Account	1,777,817.112	participation units	**	3,148,514
Social Awareness Account	1,514,969.167	participation units	**	2,014,000
American Funds Insurance Series Global Growth	4,481,783.250	participation units	**	5,693,657
Neuberger-Berman Mid-Cap Growth Account	3,099,565.265	participation units	**	4,312,735
Scudder VIT Small Cap Index Account	1,970,608.242	participation units	**	3,746,520
BlackRock Legacy Account	289,661.157	participation units	**	465,485
American Funds International Account	348,696.154	participation units	**	6,582,128
				126,882,016
*Investment contracts –
The Lincoln National Life
Insurance Company (Guaranteed Account)		4.00% interest rate	**	16,312,170

Participant loans	Various loans at interest rates
	varying from 5.00% to 10.50%.		-	4,010,852
				$208,507,894

* Indicates party in interest to the Plan.
** Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan
By: /s/ Barbara Bird
Date: March 30, 2007	Barbara Bird on Behalf of the Lincoln National Corporation Benefits Committee